UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Hollysys Automation Technologies Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G45667105

(CUSIP Number)

Baiqing Shao
Floor 5, Building A7,
Ningbo New Material International Center
No. 2660 Yongjiang Road, Ningbo Hi-Tech Zone
Ningbo, Zhejiang Province
People’s Republic of China
Telephone: +86 (574) 87175756

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G45667105	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Ace Lead Profits Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	4,144,223(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER	4,144,223(1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,144,223 ordinary shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%(2)
14	TYPE OF REPORTING PERSON CO

(1)	Ace Lead Profits Limited is wholly owned and controlled by Mr. Baiqing Shao (“Mr. Shao”) and Mr. Shao may be deemed to be a beneficial owner of the shares of Hollysys Automation Technologies Ltd., a British Virgin Islands company (the “Issuer”), held by Ace Lead Profits Limited.
(2)	Percentage calculated based on 60,537,099 ordinary shares outstanding as of September 30, 2020 as reported on the Issuer’s Form 6K filed on November 12, 2020.

CUSIP No. G45667105	13D	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS Baiqing Shao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	4,309,223
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER	4,309,223
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,309,223 ordinary shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 4,144,223 ordinary shares held by Ace Lead and 165,000 ordinary shares held by Mr. Shao individually.
(2)	Percentage calculated based on 60,537,099 ordinary shares outstanding as of September 30, 2020 as reported on the Issuer’s Form 6K filed on November 12, 2020.

CUSIP No. G45667105	13D	Page 4 of 6 Pages

Introductory Note

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on September 26, 2016, as amended by Amendment No. 1 filed with the SEC on December 7, 2020 (the “Schedule 13D”), relating to the ordinary shares, par value $0.001 per share (“Ordinary Shares”) of the Issuer. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits attached hereto is expressly incorporated herein by reference and the response to each Item of this statement is qualified in its entirety by the provisions of such Exhibits.

Item 2. Identity and Background.

Item 2(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(c) Ace Lead is a company incorporated under the laws of the British Virgin Islands. The principal business of Ace Lead is to make investments in China-related companies. Mr. Shao is the sole director and shareholder of Ace Lead.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The Reporting Persons anticipate that an aggregate amount of approximately US$961,496,679.6 will be expended in acquiring all of the outstanding Ordinary Shares not currently held by the Reporting Persons (“Publicly Held Shares”) at $17.10 per Ordinary Share in cash.

It is anticipated that the funding for the purchase of the Publicly Held Shares will be provided by a combination of debt and equity capital.

The information set forth in or incorporated by reference in Items 4 of this statement is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On January 29, 2021, the Consortium submitted a binding proposal (the “New Proposal”) to the Issuer’s board of directors to acquire all of the Publicly Held Shares for US$17.10 per share in cash (the “Transaction”), representing a premium of 37% to the closing price on December 4, 2020, the last trading day preceding the date of the original Proposal from the Consortium in respect of the Transaction, and a premium of 48% to the 90-day volume-weighted average price per share of $11.58 as of December 4, 2020.

The Consortium strongly believes that a sale of the Company at US$17.10 per share will avail its shareholders of a direct path to realizing immediate liquidity and a highly compelling premium for their shares, with far greater certainty than if the Company were to remain a publicly traded company.

The foregoing descriptions of the New Proposal are not complete and are qualified in their entirety by the text of such document, which is attached as an exhibit hereto and is incorporated herein by reference.

The Transaction may result in one or more of the actions specified in clauses (a)−(j) of Item 4 of Schedule 13D, including the acquisition or disposition of additional securities of the Issuer, a merger or other extraordinary corporate transaction involving the Issuer, a change to the present board of directors of the Issuer, a change to the present capitalization or dividend policy of the Issuer, the delisting of the Issuer’s securities from the NASDAQ Global Select Market, and a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

CUSIP No. G45667105	13D	Page 5 of 6 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	– (b) The following table sets forth the beneficial ownership of Ordinary Shares for each of the Reporting Persons.

Reporting Person	Amount beneficially owned:		Percent of class(1):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:

Ace Lead	4,144,223		6.9%	4,144,223	0	4,144,223	0

Mr. Shao	4,309,223	(2)	7.1%	4,309,223	0	4,309,223	0

(1)	Percentage calculated based on 60,537,099 ordinary shares outstanding as of September 30, 2020 as reported on the Issuer’s Form 6K filed on November 12, 2020.

(2)	Includes 4,144,223 Ordinary Shares held by Ace Lead and 165,000 Ordinary Shares held by Mr. Shao individually.

(c) Except for the transaction as described in Item 4 above, the Reporting Persons did not effect any transactions in the Company’s securities within the past 60 days.

(d) Other than the Reporting Persons and certain former and current employees of the Issuer and its subsidiaries (and related parties of such employees), no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons’ securities of the Company.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The New Proposal, which has been filed as Exhibit 7.4 to this Amendment No. 2, is incorporated herein by reference in its entirety. In addition, the information set forth in Items 3 and 4 of this Amendment No. 2 is incorporated by reference in its entirety into this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

4.	Proposal Letter to the board of directors of Hollysys Automation Technologies Ltd. dated January 29, 2021, from Mr. Baiqing Shao, Ace Lead Profits Limited and CPE Funds Management Limited.

CUSIP No. G45667105	13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his and its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2021

Ace Lead Profits Limited

By:	/s/ Baiqing Shao
Baiqing Shao
Director

/s/ Baiqing Shao
Baiqing Shao